Exhibit (A)(5)(ii)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Tender Offer is made solely by the Offer to Purchase and the related Letter of Transmittal which are being mailed to shareholders of Laidlaw International, Inc. on or about July 10, 2006. While the Tender Offer is being made to all shareholders of Laidlaw International, Inc., tenders will not be accepted from or on behalf of the shareholders in any jurisdiction in which the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer shall be deemed to be made on behalf of Laidlaw International, Inc. by Morgan Stanley & Co.
Incorporated, UBS Securities LLC or one or more
registered brokers or dealers
licensed under the laws
of such jurisdiction.
Notice of Offer to Purchase for Cash
by
of up to 15,000,000 Shares of its Common Stock
(including the associated preferred share purchase rights)
at a purchase price not greater than
$28.50 nor less than $25.50 per Share
     Laidlaw International, Inc., a Delaware corporation ( “Laidlaw”), invites shareholders to tender up to 15,000,000 shares of its Common Stock, $0.01 par value per share (including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of June 23, 2003, between Laidlaw and the Rights Agent named therein), at prices not greater than $28.50 nor less than $25.50 per share in cash, without interest, as specified by such shareholders, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Tender Offer”).
THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 7, 2006, UNLESS THE TENDER OFFER IS EXTENDED. LAIDLAW MAY EXTEND THE TENDER OFFER PERIOD AT ANY TIME.
     The Tender Offer is not conditioned on any minimum number of shares being tendered, but is subject to certain other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.
     The Board of Directors of Laidlaw has approved the Tender Offer. However, neither Laidlaw nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Each shareholder must make the decision whether to tender shares and, if so, how many shares and at what price or prices shares should be tendered. In so doing, shareholders should read carefully the information in the Offer to Purchase and in the Letter of Transmittal, including Laidlaw’s reasons for making the Tender Offer, and should consult their own investment and tax advisors. Laidlaw has been advised that none of its directors or executive officers intends to tender any shares pursuant to the Tender Offer.
     Promptly following the Expiration Date (as defined below), Laidlaw will, upon the terms and subject to the conditions of the Tender Offer, purchase up to 15,000,000 shares or such lesser number of shares as are properly tendered (and not properly withdrawn in accordance with Section 4 of the Offer to Purchase) prior to the Expiration Date at prices not greater than $28.50 nor less than $25.50 net per share in cash. The term “Expiration Date” means 5:00 p.m., New York City time, on August 7, 2006, unless and until Laidlaw, in its sole discretion, shall have extended the period of time during which the Tender Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Tender Offer, as so extended by Laidlaw, shall expire.
     Laidlaw will select the lowest purchase price (the “Purchase Price”) that will allow it to buy 15,000,000 shares (or such lesser number of shares as are properly tendered at prices not in excess of $28.50 nor less than $25.50 per share). All shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, subject to the terms and the conditions of the Tender Offer, including the proration and conditional tender provisions. All shares purchased in the Tender Offer will be purchased at the Purchase Price. The Board of Directors believes that, given Laidlaw’s business, assets and prospects and the current market price of the shares, the purchase of the shares is an attractive use of Laidlaw’s funds.
     Upon the terms and subject to the conditions of the Tender Offer, if more than 15,000,000 shares have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, Laidlaw will purchase properly tendered shares on the following basis: (a) first, all shares properly tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined in the Offer to Purchase) who: (1) tenders all shares beneficially owned by such Odd Lot Holder at a price at or below the Purchase Price (partial tenders will not qualify for this preference); and (2) completes the box captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and (b) second, after purchase of all of the foregoing shares and all shares conditionally tendered, for which the condition was satisfied, all other shares tendered properly and unconditionally at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) as described below; and (c) third, if necessary, shares conditionally tendered, for which the condition was not initially satisfied, at or below the Purchase Price and not withdrawn prior to the Expiration Date, selected by random lot. Laidlaw also reserves the right, but will not be obligated, to purchase all shares duly tendered by any shareholder who tendered all shares owned, beneficially or of record, at or below the Purchase Price and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 shares. If Laidlaw exercises this right, it will increase the number of shares that it is offering to purchase by the number of shares purchased through the exercise of this right.
     Laidlaw expressly reserves the right, in its sole discretion, at any time and from time to time to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to Mellon Investor Services LLC (the “Depositary”) and making a public announcement thereof. In accordance with applicable regulations of the Securities and Exchange Commission, Laidlaw may purchase pursuant to the Tender Offer an additional amount of shares not to exceed 2% of the outstanding shares without amending or extending the Tender Offer.
     Shares tendered pursuant to the Tender Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Laidlaw pursuant to the Tender Offer, may also be withdrawn at any time after 5:00 p.m., New York City time, on September 5, 2006. For a withdrawal to be effective, you must timely deliver a written notice of your withdrawal to the Depositary at the address or facsimile number appearing on the back page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the name of the registered holder, if different from that of the person who tendered such shares, the number of shares tendered and the number of shares to be withdrawn. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an “eligible guarantor institution” (as defined in the Offer to Purchase) (except in the case of shares tendered by an eligible guarantor institution). If shares have been tendered pursuant to the procedure for book-entry tender set forth in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn shares and otherwise comply with the procedures of such facility. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us in our reasonable discretion, and our determination will be final and binding, subject to such tendering shareholder disputing such determination in a court of competent jurisdiction.
     The Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any tenders are made. The information required to be disclosed by Rule 13e-4(d)(1) under the

Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of shares and are being furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on Laidlaw’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.
     Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent or the Dealer Managers and will be furnished promptly at Laidlaw’s expense.
The Information Agent for the Tender Offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers Call Collect:
(212) 269-5550
All Others Call Toll Free:
(800) 290-6427
The Dealer Managers for the Tender Offer are:

Morgan Stanley	UBS INVESTMENT BANK

1585 Broadway	299 Park Avenue
New York, New York	New York, New York 10171
10036	Telephone: (212) 821-2100
Telephone: (866) 818-4954 (Toll Free)